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                             February 8, 2022

       Todd Denkin
       President
       Digipath, Inc.
       6450 Cameron St
       Las Vegas, Nevada 89118

                                                        Re: Digipath, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2021
                                                            Filed December 29,
2021
                                                            File No. 000-54239

       Dear Mr. Denkin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2021

       Item 9A. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 19

   1. Please confirm your disclosure of an Evaluation Date of September 30, 2020 is a typographical error and
the evaluation date was actually September 30, 2021. In future filings, please ensure
you use the correct Evaluation Date in your disclosures.
   2. We note your disclosure of material weaknesses in internal control over financial reporting and we also
note that the material weaknesses pertain to the recognition and measurement of the
financial statements. As such, please tell us the basis for
                                                        management's conclusion
that disclosure controls and procedures were effective. If this is a typographical or
other error and management concluded disclosure controls and procedures were not
effective as of the Evaluation Date, please advise us of this fact and ensure you accurately
disclose management   s conclusions in future filings.
 Todd Denkin
Digipath, Inc.
February 8, 2022
Page 2
Management's Annual Report on Internal Control Over Financial Reporting, page
19

3. Given your identification and disclosure of material weaknesses in internal control over financial reporting (ICFR), management is required to conclude and state in its report that internal control over financial reporting is ineffective. Refer to
Item 308(a)(3) of
         Regulation S-K. Thus, please explain your disclosure that ICFR is effective as of the
         Evaluation Date. If your disclosure that ICRF was effective is a typographical or other error and should have indicated that ICFR was ineffective, please advise us of this fact and in future filings please ensure your conclusion regarding the effectiveness of ICFR is consistent with whether you have identified material weaknesses in ICFR.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robyn Manuel at 202-551-3823 or Adam Phippen at 202-551-3336 with any questions.



FirstName LastNameTodd Denkin                                  Sincerely,
Comapany NameDigipath, Inc.
                                                               Division of
Corporation Finance
February 8, 2022 Page 2                                        Office of Trade
& Services
FirstName LastName